# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotera Health Co., CIK 0001822479
CUSIP: 83601L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9100 South Hills Blvd, Suite 300, Broadview Heights, Oklahoma (OK), 44147
Date of event which requires filing of this statement: 12/03/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001827977

## Reporting persons
- GTCR INVESTMENT XI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,838,253; sole dispositive power 0; shared dispositive power 22,735,301; aggregate amount beneficially owned 56,838,253 (20% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 56,838,253 shares of Common Stock of the Issuer (approximately 20.0% of the outstanding shares of Common Stock of the Issuer), of which 34,102,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities' Form 4, filed with the U.S. Securities and Exchange Commission ("Commission") on December 5, 2025. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  (2) Calculated based on 284,093,929 shares of Common Stock outstanding as of October 28, 2025 as reported on the Issuer's final prospectus supplement, filed pursuant to Rule 424(b)(7) on November 7, 2025.
- GTCR FUND XI/A LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,838,253; sole dispositive power 0; shared dispositive power 18,044,507; aggregate amount beneficially owned 56,838,253 (20% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 56,838,253 shares of Common Stock of the Issuer (approximately 20.0% of the outstanding shares of Common Stock of the Issuer), of which 34,102,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities' Form 4, filed with the Commission on December 5, 2025. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  (2) Calculated based on 284,093,929 shares of Common Stock outstanding as of October 28, 2025 as reported on the Issuer's final prospectus supplement, filed pursuant to Rule 424(b)(7) on November 7, 2025.
- GTCR FUND XI/C LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,838,253; sole dispositive power 0; shared dispositive power 4,546,174; aggregate amount beneficially owned 56,838,253 (20% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 56,838,253 shares of Common Stock of the Issuer (approximately 20.0% of the outstanding shares of Common Stock of the Issuer), of which 34,102,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities' Form 4, filed with the Commission on December 5, 2025. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  (2) Calculated based on 284,093,929 shares of Common Stock outstanding as of October 28, 2025 as reported on the Issuer's final prospectus supplement, filed pursuant to Rule 424(b)(7) on November 7, 2025.
- GTCR CO-INVEST XI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,838,253; sole dispositive power 0; shared dispositive power 144,620; aggregate amount beneficially owned 56,838,253 (20% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 56,838,253 shares of Common Stock of the Issuer (approximately 20.0% of the outstanding shares of Common Stock of the Issuer), of which 34,102,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities' Form 4, filed with the Commission on December 5, 2025. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  (2) Calculated based on 284,093,929 shares of Common Stock outstanding as of October 28, 2025 as reported on the Issuer's final prospectus supplement, filed pursuant to Rule 424(b)(7) on November 7, 2025.
- GTCR PARTNERS XI/A&C LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,838,253; sole dispositive power 0; shared dispositive power 22,590,681; aggregate amount beneficially owned 56,838,253 (20% of the class)
  Comment: (1) As more fully described in Item 4 of this Amendment No. 5 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 56,838,253 shares of Common Stock of the Issuer (approximately 20.0% of the outstanding shares of Common Stock of the Issuer), of which 34,102,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities' Form 4, filed with the Commission on December 5, 2025. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
  (2) Calculated based on 284,093,929 shares of Common Stock outstanding as of October 28, 2025 as reported on the Issuer's final prospectus supplement, filed pursuant to Rule 424(b)(7) on November 7, 2025.

## Item 1. Issuer
Name of issuer: Sotera Health Co.
Address of issuer's principal executive offices: The Company's principal executive offices are located at 9100 South Hills Blvd, Suite 300, Broadview Heights, OH, 44147.

## Item 2. Person Filing
Name of person filing: This Amendment No. 5 to Schedule 13G is being filed jointly by (i) GTCR Fund XI/A LP, a Delaware limited partnership ("Fund XI/A"), (ii) GTCR Fund XI/C LP, a Delaware limited partnership ("Fund XI/C"), (iii) GTCR Co-Invest XI LP, a Delaware limited partnership ("Co-Invest XI", and together, with Fund XI/A and Fund XI/C, the "GTCR XI Funds or GTCR Investors"), (iv) GTCR Partners XI/A&C LP, a Delaware limited partnership ("Partners XI/A&C"), and which is the general partner of each of Fund XI/A and Fund XI/C. GTCR Investment XI LLC, a Delaware limited liability company ("Investment XI"), is the general partner of Co-Invest XI and Partners XI/A&C. Investment XI is managed by a board of managers (the "GTCR Board of Managers") consisting of Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the shares of Common Stock. The GTCR XI Funds, Partners XI/A&C and Investment XI are collectively referred to herein as the "GTCR Reporting Persons".
Address of principal business office or, if none, residence: The principal business address of each of the GTCR Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each GTCR Reporting Person and is incorporated herein by reference for each such GTCR Reporting Person.

On November 19, 2020, (i) the Issuer, (ii) Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P. and Bull Co-Invest, L.P. (collectively, the "Warburg Pincus Sponsors" or "Warburg Pincus Investors"), (iii) the GTCR XI Funds and (iv) certain other holders of Common Stock of the issuer (the "Other Investors"), entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement sets forth certain governance arrangements with respect to the Issuer, transfer restrictions on Other Investors and indemnification matters. Pursuant to the Stockholders Agreement, each of the Warburg Pincus Sponsors and the GTCR XI Funds has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Sponsors and the GTCR XI Funds. The Warburg Pincus Sponsors and the GTCR XI Funds hold an aggregate total of 56,838,253 shares of Common Stock of the Issuer (approximately 20.0% of the outstanding shares of Common Stock of the Issuer), including 22,735,301 shares of Common Stock owned by the GTCR XI Funds and 34,102,952 shares of Common Stock owned by the Warburg Pincus Sponsors. The GTCR Reporting Persons are not entitled to any rights as a stockholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors or the Warburg Pincus Sponsors except as expressly set forth in the Stockholders Agreement and the GTCR Reporting Persons do not have dispositive power over the Common Stock owned by the Warburg Pincus Sponsors. Each GTCR Reporting Person and each of the individual members of the GTCR Board of Managers expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by a GTCR Reporting Person. The number of shares of Common Stock of the Issuer owned by each GTCR Reporting Person as set forth in Rows 5 - 11 of their respective cover pages to this Schedule 13G does not reflect the aggregate shares of Common Stock of the Issuer owned by the Other Investors.

The aggregate total of 34,102,952 shares of Common Stock of the Issuer indicated in this Amendment No. 5 to Schedule 13G as being beneficially owned by the Warburg Pincus Sponsors is derived from the Warburg Pincus Sponsors' Form 4, filed with the Commission on December 5, 2025, and is not purported to be an accurate representation of the Warburg Pincus Sponsors' beneficial ownership as of the date of this Amendment No. 5 to Schedule 13G. The Warburg Pincus Sponsors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the GTCR Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the Warburg Pincus Sponsors.

The percentages used herein are calculated based on 284,093,929 shares of Common Stock outstanding as of October 28, 2025 as reported on the Issuer's final prospectus supplement, filed pursuant to Rule 424(b)(7) on November 7, 2025.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
(1) The GTCR Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Exchange Act. The joint filing agreement among the GTCR Reporting Persons to file this Amendment No. 5 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is incorporated by reference as Exhibit 99.1.

(2) Each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the issuer other than the shares of Common Stock of the issuer owned of record by such GTCR Reporting Person.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by GTCR Investment XI LLC, GTCR Fund XI/A LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP and GTCR Partners XI/A&C LP dated as of February 11, 2022, which was previously filed with the Commission as Exhibit A to Amendment No. 1 to Schedule 13G filed by GTCR Investment XI LLC, GTCR Fund XI/A LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP and GTCR Partners XI/A&C LP on February 11, 2022 with respect to the shares of common stock of Sotera Health Co.

## Signatures
- GTCR INVESTMENT XI LLC: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer (12/19/2025)
- GTCR FUND XI/A LP: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer of GTCR Invest. XI LLC, the general partner of GTCR Partners XI/A&C LP, the general partner of GTCR FUND XI/A LP (12/19/2025)
- GTCR FUND XI/C LP: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer of GTCR Invest. XI LLC, the general partner of GTCR Partners XI/A&C LP, the general partner of GTCR FUND XI/C LP (12/19/2025)
- GTCR CO-INVEST XI LP: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer of GTCR Investment XI LLC, the general partner of GTCR CO-INVEST XI LP (12/19/2025)
- GTCR PARTNERS XI/A&C LP: /s/ Jeffrey Wright, Jeffrey Wright, Chief Legal Officer of GTCR Investment XI LLC, the general partner of GTCR PARTNERS XI/A&C LP (12/19/2025)